Exhibit 99.2

Financial Report

Results of Continuing Operations

Three-month period ended June 30, 2025 compared to the three-month period ended June 30, 2024

Following the spin-off of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and Costamare Bulkers Inc. (“CBI”)) on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for all periods presented. The discussion below focuses on the results from continuing operations.

During the three-month periods ended June 30, 2025 and 2024, we had an average of 68.0 and 68.0 container vessels, respectively, in our owned fleet.

As of June 30, 2025, we have invested in Neptune Maritime Leasing Limited (“NML”) the amount of $182.2 million.

In the three-month periods ended June 30, 2025 and 2024, our fleet ownership days totaled 6,188 and 6,188 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(1), (2)

(Expressed in millions of U.S. dollars,	Three-month period ended June 30,			Percentage
except percentages)	2024	2025	Change	Change

Voyage revenue	$211.8	$210.9	$(0.9)	(0.4%)
Income from investments in leaseback vessels	6.2	7.0	0.8	12.9%
Voyage expenses	(6.6)	(13.9)	7.3	n.m.
Voyage expenses – related parties	(3.0)	(2.9)	(0.1)	(3.3%)
Vessels’ operating expenses	(40.6)	(40.7)	0.1	0.2%
General and administrative expenses	(4.1)	(3.0)	(1.1)	(26.8%)
Management fees – related parties	(7.1)	(7.1)	-	n.m.
General and administrative expenses - non-cash component	(2.5)	(1.4)	(1.1)	(44.0%)
Amortization of dry-docking and special survey costs	(4.1)	(4.8)	0.7	17.1%
Depreciation	(31.5)	(31.9)	0.4	1.3%
Foreign exchange gains / (losses)	(0.4)	2.4	2.8	n.m.
Interest income	8.7	5.5	(3.2)	(36.8%)
Interest and finance costs	(28.3)	(22.3)	(6.0)	(21.2%)
Income / (loss) from equity method investments	-	-	-	n.m.
Other	0.8	(0.1)	(0.9)	n.m.
Gain / (Loss) on derivative instruments, net	(0.8)	8.4	9.2	n.m.
Net Income from Continuing operations	$98.5	$106.1

(Expressed in millions of U.S. dollars,	Three-month period ended June 30,			Percentage
except percentages)	2024	2025	Change	Change

Voyage revenue	$211.8	$210.9	$(0.9)	(0.4%)
Accrued charter revenue	(1.1)	0.3	1.4	n.m.
Amortization of time-charter assumed	(0.2)	-	0.2	n.m.
Voyage revenue adjusted on a cash basis (1)	$210.5	$211.2	$0.7	0.3%

1

Vessels’ operational data (2)	Three-month period ended June 30,			Percentage
	2024	2025	Change	Change

Average number of vessels	68.0	68.0	-	n.m.
Ownership days	6,188	6,188	-	n.m.
Number of vessels under dry-docking and special survey	4	3	(1)

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results from Continuing operations and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(2) Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue decreased by 0.4%, or $0.9 million, to $210.9 million during the three-month period ended June 30, 2025, from $211.8 million during the three-month period ended June 30, 2024. The decrease period over period is mainly attributable to the lower accounting revenue recorded for two of our vessels that are classified as sale type leases; partly offset by (i) the net increased charter rates in certain of our vessels, (ii) the contractual reimbursements from certain of our charterers for EU Emissions Allowances (“EUAs”) and Fuel EU Maritime penalties and (iii) the decreased idle and off-hire days of our fleet.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 0.3%, or $0.7 million, to $211.2 million during the three-month period ended June 30, 2025, from $210.5 million during the three-month period ended June 30, 2024. Accrued charter revenue for the three-month periods ended June 30, 2025 and 2024 was a positive amount of $0.3 million and a negative amount of $1.1 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $7.0 million and $6.2 million for the three-month periods ended June 30, 2025 and 2024, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the three-month period ended June 30, 2025 compared to the three-month period ended June 30, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

Voyage Expenses

Voyage expenses were $13.9 million and $6.6 million for the three-month periods ended June 30, 2025 and 2024, respectively. Voyage expenses increased, period over period, mainly due to the recognition of liabilities for EUAs, Fuel EU Maritime penalties and relevant expenses. However, a significant portion of these liabilities are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $2.9 million and $3.0 million for the three-month periods ended June 30, 2025 and 2024, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.3 million and $0.4 million, in the aggregate, for the three-month periods ended June 30, 2025 and 2024, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $40.7 million and $40.6 million during the three-month periods ended June 30, 2025 and 2024, respectively. Daily vessels’ operating expenses were $6,581 and $6,554 for the three-month periods ended June 30, 2025 and 2024, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

2

General and Administrative Expenses

General and administrative expenses were $3.0 million and $4.1 million during the three-month periods ended June 30, 2025 and 2024, respectively, and include amounts of $0.67 million and $0.67 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $7.1 million and $7.1 million during the three-month periods ended June 30, 2025 and 2024, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $1.4 million and $1.4 million for the three-month periods ended June 30, 2025 and 2024, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended June 30, 2025 amounted to $1.4 million, representing the value of the shares issued to a related service provider on June 30, 2025. General and administrative expenses - non-cash component for the three-month period ended June 30, 2024 amounted to $2.5 million, representing the value of the shares issued to a related service provider on June 28, 2024.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $4.8 million and $4.1 million during the three-month periods ended June 30, 2025 and 2024, respectively. During the three-month period ended June 30, 2025, two vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended June 30, 2024, three vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the three-month periods ended June 30, 2025 and 2024 was $31.9 million and $31.5 million, respectively.

Interest Income

Interest income amounted to $5.5 million and $8.7 million for the three-month periods ended June 30, 2025 and 2024, respectively.

Interest and Finance Costs

Interest and finance costs were $22.3 million and $28.3 million during the three-month periods ended June 30, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance along with reduced SOFR rates during the three-month period ended June 30, 2025, compared to the three-month period ended June 30, 2024.

Gain / (Loss) on Derivative Instruments, net

As of June 30, 2025, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”). The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of June 30, 2025, the fair value of these instruments, in aggregate, amounted to a net asset of $13.5 million. During the three-month period ended June 30, 2025, the change in the fair value (fair value as of June 30, 2025 compared to the fair value as of March 31, 2025) of the derivative instruments that qualify for hedge accounting resulted in a net loss of $4.6 million, which has been included in OCI. Furthermore, during the three-month period ended June 30, 2025 the change in the fair value (fair value as of June 30, 2025 compared to the fair value as of March 31, 2025) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the quarter, resulted in a net gain of $8.4 million, which has been included in Gain / (Loss) on Derivative Instruments, net.

Cash Flows from Continuing Operations

Three-month periods ended June 30, 2025 and 2024

Following the spin-off of the dry bulk business on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for all periods presented. The discussion below focuses on the cash flows from continuing operations.

Condensed cash flows from continuing operations	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2024	2025
Net Cash Provided by Operating Activities	$143.4	$136.0
Net Cash Used in Investing Activities	$(26.2)	$(110.3)
Net Cash Used in Financing Activities	$(138.8)	$(373.6)

3

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2025, decreased by $7.4 million to $136.0 million, from $143.4 million for the three-month period ended June 30, 2024. The decrease is mainly attributable to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis), and the decreased net cash from operations during the three-month period ended June 30, 2025 compared to the three-month period ended June 30, 2024; partly offset by the decrease in interest payments (including interest derivatives net receipts) during the three-month period ended June 30, 2025 compared to the three-month period ended June 30, 2024 and the decreased dry-docking and special survey costs during the three-month period ended June 30, 2025 compared to the three-month period ended June 30, 2024.

Net Cash Used in Investing Activities

Net cash used in investing activities was $110.3 million in the three-month period ended June 30, 2025, which mainly consisted of payments for upgrades for certain of our container vessels and payments for net investments into which NML entered.

Net cash used in investing activities was $26.2 million in the three-month period ended June 30, 2024, which mainly consisted of payments for upgrades for certain of our container vessels and payments for net investments into which NML entered.

Net Cash Used in Financing Activities

Net cash used in financing activities was $373.6 million in the three-month period ended June 30, 2025, which mainly consisted of (a) $260.0 million of payments relating to our debt financing agreements and finance lease liability agreement, (b) $100.0 million transferred to the spun-off entities, (c) $13.7 million we paid for dividends to holders of our common stock for the first quarter of 2025 and (d) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”) and $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) for the period from January 15, 2025 to April 14, 2025.

Net cash used in financing activities was $138.8 million in the three-month period ended June 30, 2024, which mainly consisted of (a) $120.7 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $18.5 million we received from one debt financing agreement), (b) $9.3 million we paid for dividends to holders of our common stock for the first quarter of 2024 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from January 15, 2024 to April 14, 2024.

Results of Continuing Operations

Six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024

Following the spin-off of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) on May 6, 2025, the results of the dry bulk business are reported as discontinued operations for all periods presented. The discussion below focuses on the results from continuing operations.

During the six-month periods ended June 30, 2025 and 2024, we had an average of 68.0 and 68.0 container vessels, respectively, in our owned fleet.

As of June 30, 2025, we have invested in NML the amount of $182.2 million.

In the six-month periods ended June 30, 2025 and 2024, our fleet ownership days totaled 12,308 and 12,376 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

4

Consolidated Financial Results from Continuing operations and Vessels’ Operational Data(1),(2)

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2024	2025	Change	Change

Voyage revenue	$427.3	$428.1	$0.8	0.2%
Income from investments in leaseback vessels	11.4	12.7	1.3	11.4%
Voyage expenses	(12.2)	(23.4)	11.2	91.8%
Voyage expenses – related parties	(6.1)	(5.8)	(0.3)	(4.9%)
Vessels’ operating expenses	(78.9)	(79.2)	0.3	0.4%
General and administrative expenses	(7.0)	(7.2)	0.2	2.9%
Management fees – related parties	(14.2)	(14.2)	-	n.m.
General and administrative expenses - non-cash component	(4.2)	(2.8)	(1.4)	(33.3%)
Amortization of dry-docking and special survey costs	(8.3)	(9.5)	1.2	14.5%
Depreciation	(63.0)	(63.5)	0.5	0.8%
Foreign exchange gains / (losses)	(2.7)	2.5	5.2	n.m.
Interest income	16.6	11.8	(4.8)	(28.9%)
Interest and finance costs	(55.1)	(45.2)	(9.9)	(18.0%)
Income / (loss) from equity method investments	-	-	-	n.m.
Other	1.3	-	(1.3)	n.m.
Gain / (Loss) on derivative instruments, net	(3.2)	13.7	16.9	n.m.
Net Income from Continuing operations	$201.7	$218.0

(Expressed in millions of U.S. dollars,	Six-month period ended June 30,			Percentage
except percentages)	2024	2025	Change	Change

Voyage revenue	$427.3	$428.1	$0.8	0.2%
Accrued charter revenue	0.3	(1.8)	(2.1)	n.m.
Amortization of time-charter assumed	(0.1)	-	0.1	n.m.
Voyage revenue adjusted on a cash basis (1)	$427.5	$426.3	$(1.2)	(0.3%)

Vessels’ operational data(2)	Six-month period ended June 30,			Percentage
	2024	2025	Change	Change

Average number of vessels	68.0	68.0	-	n.m.
Ownership days	12,376	12,308	(68)	(0.5%)
Number of vessels under dry-docking and special survey	4	5	1

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results from Continuing operations and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

(2) Vessels that are part of continuing operations.

Voyage Revenue

Voyage revenue increased by 0.2%, or $0.8 million, to $428.1 million during the six-month period ended June 30, 2025, from $427.3 million during the six-month period ended June 30, 2024. The increase period over period is mainly attributable to (i) the net increased charter rates in certain of our vessels, (ii) the contractual reimbursements from certain of our charterers for EUAs and Fuel EU Maritime penalties and (iii) the decreased idle days of our fleet; partly offset by lower accounting revenue recorded for two of our vessels classified as sale type leases and revenue not earned due to the absence of the leap year day in the current period.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) decreased by 0.3%, or $1.2 million, to $426.3 million during the six-month period ended June 30, 2025, from $427.5 million during the six-month period ended June 30, 2024. Accrued charter revenue for the six-month periods ended June 30, 2025 and 2024 was a negative amount of $1.8 million and a positive amount of $0.3 million, respectively.

Income from investments in leaseback vessels

Income from investments in leaseback vessels was $12.7 million and $11.4 million for the six-month periods ended June 30, 2025 and 2024, respectively. Income from investments in leaseback vessels increased, period over period, due to the increased volume of NML’s operations during the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024. NML acquires, owns and bareboat charters out vessels through its wholly-owned subsidiaries.

5

Voyage Expenses

Voyage expenses were $23.4 million and $12.2 million for the six-month periods ended June 30, 2025 and 2024, respectively. Voyage expenses increased, period over period, mainly due to the recognition of liabilities for EUAs, Fuel EU Maritime penalties and relevant expenses. However, a significant portion of these liabilities are contractually reimbursed by the charterers, as discussed in “Voyage Revenue”, mitigating the net expenses impact. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption, (ii) third-party commissions and (iii) EUAs and Fuel EU Maritime expenses.

Voyage Expenses – related parties

Voyage expenses – related parties were $5.8 million and $6.1 million for the six-month periods ended June 30, 2025 and 2024, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues earned by our owned fleet charged by a related manager and a related service provider and (ii) charter brokerage fees payable to two related charter brokerage companies for an amount of approximately $0.7 million and $0.7 million, in the aggregate, for the six-month periods ended June 30, 2025 and 2024, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $79.2 million and $78.9 million during the six-month periods ended June 30, 2025 and 2024, respectively. Daily vessels’ operating expenses were $6,432 and $6,375 for the six-month periods ended June 30, 2025 and 2024, respectively. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $7.2 million and $7.0 million during the six-month periods ended June 30, 2025 and 2024, respectively, and include amounts of $1.33 million and $1.33 million, respectively, that were paid to a related service provider.

Management Fees – related parties

Management fees charged by our related party managers were $14.2 million and $14.2 million during the six-month periods ended June 30, 2025 and 2024, respectively. The amounts charged by our related party managers include amounts paid to third party managers of $3.4 million and $2.8 million for the six-month periods ended June 30, 2025 and 2024, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the six-month period ended June 30, 2025 amounted to $2.8 million, representing the value of the shares issued to a related service provider on March 31, 2025 and on June 30, 2025. General and administrative expenses - non-cash component for the six-month period ended June 30, 2024 amounted to $4.2 million, representing the value of the shares issued to a related service provider on March 29, 2024 and on June 28, 2024.

Amortization of Dry-Docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $9.5 million and $8.3 million during the six-month periods ended June 30, 2025 and 2024, respectively. During the six-month period ended June 30, 2025, four vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the six-month period ended June 30, 2024, three vessels underwent and completed their dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey.

Depreciation

Depreciation expense for the six-month periods ended June 30, 2025 and 2024 was $63.5 million and $63.0 million, respectively.

Interest Income

Interest income amounted to $11.8 million and $16.6 million for the six-month periods ended June 30, 2025 and 2024, respectively.

Interest and Finance Costs

Interest and finance costs were $45.2 million and $55.1 million during the six-month periods ended June 30, 2025 and 2024, respectively. The decrease is mainly attributable to the decreased interest expense due to a lower average loan balance, along with reduced SOFR rates, during the six-month period ended June 30, 2025, compared to the six-month period ended June 30, 2024.

6

Gain / (Loss) on Derivative Instruments, net

As of June 30, 2025, we hold derivative financial instruments that qualify for hedge accounting and derivative financial instruments that do not qualify for hedge accounting. The change in the fair value of each derivative instrument that qualifies for hedge accounting is recorded in OCI. The change in the fair value of each derivative instrument that does not qualify for hedge accounting is recorded in the consolidated statements of income.

As of June 30, 2025, the fair value of these instruments, in aggregate, amounted to a net asset of $13.5 million. During the six-month period ended June 30, 2025, the change in the fair value (fair value as of June 30, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that qualify for hedge accounting resulted in a net loss of $12.1 million, which has been included in OCI. Furthermore, during the six-month period ended June 30, 2025 the change in the fair value (fair value as of June 30, 2025 compared to the fair value as of December 31, 2024) of the derivative instruments that do not qualify for hedge accounting, including the realized components of such derivative instruments during the quarter, resulted in a net gain of $13.7 million, which has been included in Gain / (Loss) on Derivative Instruments, net.

Cash Flows from Continuing Operations

Six-month periods ended June 30, 2025 and 2024

Following the spin-off of the dry bulk business on May 6, 2025, the results of the dry bulk business (consisting of Costamare’s dry bulk owned fleet and CBI) are reported as discontinued operations for all periods presented. The discussion below focuses on the cash flows from continuing operations.

Condensed cash flows from continuing operations	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2024	2025
Net Cash Provided by Operating Activities	$289.3	$283.2
Net Cash Used in Investing Activities	$(39.9)	$(107.8)
Net Cash Used in Financing Activities	$(106.8)	$(389.8)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the six-month period ended June 30, 2025, decreased by $6.1 million to $283.2 million, from $289.3 million for the six-month period ended June 30, 2024. The decrease is mainly attributable to the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) and the decreased net cash from operations during the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024; partly offset by the decrease in interest payments (including interest derivatives net receipts) during the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024 and the decreased dry-docking and special survey costs during the six-month period ended June 30, 2025 compared to the six-month period ended June 30, 2024.

Net Cash Used in Investing Activities

Net cash used in investing activities was $107.8 million in the six-month period ended June 30, 2025, which mainly consisted of payments for upgrades for certain of our container vessels and payments for net investments into which NML entered.

Net cash used in investing activities was $39.9 million in the six-month period ended June 30, 2024, which mainly consisted of payments for upgrades for certain of our container vessels and payments for net investments into which NML entered.

7

Net Cash Used in Financing Activities

Net cash used in financing activities was $389.8 million in the six-month period ended June 30, 2025, which mainly consisted of (a) $255.7 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $55.1 million we received from three debt financing agreements), (b) $100.0 million transferred to the spun-off entities, (c) $27.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2024 and the first quarter of 2025 and (d) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock and $4.4 million we paid for dividends to holders of our Series D Preferred Stock for the periods from October 15, 2024 to January 14, 2025 and January 15, 2025 to April 14, 2025.

Net cash used in financing activities was $106.8 million in the six-month period ended June 30, 2024, which mainly consisted of (a) $70.6 million net payments relating to our debt financing agreements and finance lease liability agreement (including proceeds of $113.6 million we received from eight debt financing agreements), (b) $18.6 million we paid for dividends to holders of our common stock for the fourth quarter of 2023 and the first quarter of 2024 and (c) $1.9 million we paid for dividends to holders of our Series B Preferred Stock, $4.2 million we paid for dividends to holders of our Series C Preferred Stock, $4.4 million we paid for dividends to holders of our Series D Preferred Stock and $5.1 million we paid for dividends to holders of our Series E Preferred Stock for the periods from October 15, 2023 to January 14, 2024 and January 15, 2024 to April 14, 2024.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of June 30, 2025, we had Cash and cash equivalents (including restricted cash) of $505.6 million and $18.9 million invested in short-dated US Treasury Bills (short-term investments).

Debt-free vessels

As of July 30, 2025, the following vessels were free of debt.

Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
KURE	1996	7,403
MAERSK KOWLOON	2005	7,471
ETOILE	2005	2,556
MICHIGAN	2008	1,300
ARKADIA	2001	1,550

Conference Call details:

On Thursday, July 31, 2025 at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until August 7, 2025. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 9398439.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 51 years of history in the international shipping industry and a fleet of 68 containerships in the water, with a total capacity of approximately 513,000 TEU. The Company also has four newbuild containerships under construction with a total capacity of 12,400 TEU. The Company participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

8

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

Containership Fleet List

The table below provides additional information, as of July 30, 2025, about our fleet of containerships, including the vessels under construction, and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(i)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(i)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(i)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(i)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(i)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(i)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(i)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(i)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(i)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd/(*)	2017	11,010	36,650/(*)	August 2030(3)
16	SHANGHAI (ex. ZIM SHANGHAI)	ZIM/(*)	2006	9,469	72,700/(*)	August 2028(4)
17	YANTIAN I	ZIM/(*)	2006	9,469	72,700/(*)	July 2028(5)
18	YANTIAN	COSCO/(*)	2006	9,469	(*)/(*)	May 2028(6)
19	COSCO HELLAS	COSCO/(*)	2006	9,469	(*)/(*)	August 2028(7)
20	BEIJING	COSCO/(*)	2006	9,469	(*)/(*)	July 2028(8)
21	MSC AZOV	MSC/(*)	2014	9,403	35,300/(*)	December 2029(9)
22	MSC AMALFI	MSC	2014	9,403	35,300	March 2027
23	MSC AJACCIO	MSC	2014	9,403	35,300	February 2027
24	MSC ATHENS	MSC/(*)	2013	8,827	35,300/(*)	January 2029(10)
25	MSC ATHOS	MSC/(*)	2013	8,827	35,300/(*)	February 2029(11)
26	VALOR	(*)	2013	8,827	(*)	May 2030

9

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
27	VALUE	(*)	2013	8,827	(*)	June 2030
28	VALIANT	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	August 2030(12)
29	VALENCE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	August 2030(13)
30	VANTAGE	Hapag Lloyd/(*)	2013	8,827	32,400/(*)	September 2030(14)
31	NAVARINO	MSC	2010	8,531	(*)	March 2029
32	KLEVEN	MSC/(*)	1996	8,044	41,500/(*)	April 2028(15)
33	KOTKA	MSC/(*)	1996	8,044	41,500/(*)	September 2028(16)
34	MAERSK KOWLOON	Maersk/MSC	2005	7,471	18,500/(*)	October 2028(17)
35	KURE	MSC/(*)	1996	7,403	41,500/(*)	August 2028(18)
36	METHONI	Maersk	2003	6,724	47,453	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	TAMPA I	ZIM/(*)	2000	6,648	45,000/(*)	September 2025 / July 2028(19)
39	ZIM VIETNAM	ZIM	2003	6,644	38,500	December 2028(20)
40	ZIM AMERICA	ZIM	2003	6,644	38,500	December 2028 (21)
41	ARIES	(*)/(*)	2004	6,492	58,500/(*)	March 2029 (22)
42	ARGUS	(*)/(*)	2004	6,492	58,500/(*)	May 2029 (23)
43	PORTO KAGIO	Maersk	2002	5,908	28,822	July 2026
44	GLEN CANYON	ZIM/(*)	2006	5,642	62,500/(*)	September 2025/ July 2028(24)
45	PORTO GERMENO	Maersk	2002	5,570	28,822	August 2026
46	LEONIDIO	Maersk	2014	4,957	18,018	October 2026
47	KYPARISSIA	Maersk	2014	4,957	18,118	October 2026
48	MEGALOPOLIS	Maersk	2013	4,957	14,500	July 2027
49	MARATHOPOLIS	Maersk	2013	4,957	14,500	July 2027
50	GIALOVA	(*)	2009	4,578	(*)	March 2026
51	DYROS	Maersk	2008	4,578	35,500	April 2027
52	NORFOLK	(*)	2009	4,259	(*)	March 2028
53	VULPECULA	ZIM	2010	4,258	10,000/8,000	May 2026 / May 2028(25)
54	VOLANS	(*)	2010	4,258	(*)	July 2027
55	VIRGO	Maersk	2009	4,258	35,500	April 2027
56	VELA	ZIM	2009	4,258	10,000/8,000	April 2026 / April 2028(26)
57	ANDROUSA	(*)	2010	4,256	(*)	March 2026
58	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
59	ULSAN	Maersk	2002	4,132	34,730	January 2026
60	POLAR BRASIL	Maersk	2018	3,800	21,000	March 2026(27)
61	LAKONIA	COSCO	2004	2,586	23,500	February 2027
62	SCORPIUS	Hapag Lloyd	2007	2,572	16,500	February 2026
63	ETOILE	(*)/(*)	2005	2,556	(*)/(*)	July 2028(28)
64	AREOPOLIS	COSCO	2000	2,474	23,500	March 2027
65	ARKADIA	(*)	2001	1,550	(*)	October 2026
66	MICHIGAN	(*)/(*)	2008	1,300	(*)/(*)	October 2027(29)
67	TRADER	(*)/(*)	2008	1,300	(*)/(*)	October 2028(30)
68	LUEBECK	(*)/(*)	2001	1,078	(*)/(*)	April 2028 (31)

Containerships under construction

	Vessel	Vessel Capacity (TEU)	Estimated Delivery(32)	Employment
1	Newbuilding 1	3,100	Q2 2027	Long Term Employment upon delivery from shipyard
2	Newbuilding 2	3,100	Q3 2027	Long Term Employment upon delivery from shipyard
3	Newbuilding 3	3,100	Q4 2027	Long Term Employment upon delivery from shipyard
4	Newbuilding 4	3,100	Q4 2027	Long Term Employment upon delivery from shipyard

10

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	Cape Artemisio is currently chartered to Hapag Lloyd at a daily rate of $36,650 until August 2025 (earliest redelivery) - September 2025 (latest redelivery). Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(4)	Shanghai (ex. Zim Shanghai) is currently chartered to ZIM at a daily rate of $72,700 and it is expected to be redelivered on about October 2, 2025. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(5)	Yantian I is currently chartered to ZIM at a daily rate of $72,700 until September 3, 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(6)	Yantian is currently chartered to COSCO at an undisclosed rate until May 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(7)	Cosco Hellas is currently chartered to COSCO at an undisclosed rate until August 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(8)	Beijing is currently chartered to COSCO at an undisclosed rate until July 1, 2026, at the earliest. Following the aforementioned date, the vessel will be employed with a leading liner company for a period of 24 to 26 months at an undisclosed rate.
(9)	MSC Azov is currently chartered to MSC at a daily rate of $35,300 until December 2026 (earliest redelivery) - January 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until December 2029 (earliest redelivery) - February 2030 (latest redelivery) at an undisclosed rate.
(10)	MSC Athens is currently chartered to MSC at a daily rate of $35,300 until January 2026 (earliest redelivery) - March 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until January 2029 (earliest redelivery) - March 2029 (latest redelivery) at an undisclosed rate.
(11)	MSC Athos is currently chartered to MSC at a daily rate of $35,300 until February 2026 (earliest redelivery) - April 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until February 2029 (earliest redelivery) - April 2029 (latest redelivery) at an undisclosed rate.
(12)	Valiant is currently chartered to Hapag Lloyd at a daily rate of $32,400 until August 3, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(13)	Valence is currently chartered to Hapag Lloyd at a daily rate of $32,400 until August 30, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(14)	Vantage is currently chartered to Hapag Lloyd at a daily rate of $32,400 until September 8, 2025, at the earliest. Upon redelivery of the vessel from Hapag Lloyd, the vessel will commence a new charter with a leading liner company for a period of 60 to 64 months at an undisclosed rate.
(15)	Kleven is currently chartered to MSC at a daily rate of $41,500 until November 2026 (earliest redelivery) - January 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until April 2028 (earliest redelivery) - June 2028 (latest redelivery) at an undisclosed rate.
(16)	Kotka is currently chartered to MSC at a daily rate of $41,500 until December 2026 (earliest redelivery) - February 2027 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until September 2028 (earliest redelivery) - November 2028 (latest redelivery) at an undisclosed rate.
(17)	Maersk Kowloon is currently chartered to Maersk at a daily rate of $18,500 until October 2025 (earliest redelivery) - January 2026 (latest redelivery). Upon redelivery of the vessel from Maersk, the vessel will commence a new charter with MSC for a period of 36 to 38 months at an undisclosed rate.
(18)	Kure is currently chartered to MSC at a daily rate of $41,500 until July 2026 (earliest redelivery) - September 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until August 2028 (earliest redelivery) - October 2028 (latest redelivery) at an undisclosed rate.
(19)	Tampa I is currently chartered to ZIM at a daily rate of $45,000 until September 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(20)	ZIM Vietnam is currently chartered at a daily rate of $53,000 until October 17, 2025. From such date and until the expiration of the charter the new daily rate will be $38,500.

11

(21)	ZIM America is currently chartered at a daily rate of $53,000 until October 3, 2025. From such date and until the expiration of the charter the new daily rate will be $38,500.
(22)	Aries is currently chartered at a daily rate of $58,500 until March 2026 (earliest redelivery) - July 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company for a period of 36 to 40 months at an undisclosed rate.
(23)	Argus is currently chartered at a daily rate of $58,500 until April 2026 (earliest redelivery) - August 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company for a period of 37 to 40 months at an undisclosed rate.
(24)	Glen Canyon is currently chartered to ZIM at a daily rate of $62,500 until September 2025, at the earliest. Upon redelivery of the vessel from ZIM, the vessel will commence a new charter with a leading liner company for a period of 34 to 36 months at an undisclosed rate.
(25)	Vulpecula is currently chartered to ZIM at a daily rate of $10,000 until May 8, 2026. From such date and for the remaining duration of the charter the new daily rate will be $8,000.
(26)	Vela is currently chartered to ZIM at a daily rate of $10,000 until April 6, 2026. From such date and for the remaining duration of the charter the new daily rate will be $8,000.
(27)	Charterer has the option to extend the current time charter for two additional one-year periods at the same daily rate of $21,000.
(28)	Etoile is currently chartered until August 2026 (earliest redelivery) - September 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until July 2028 (earliest redelivery) - August 2028 (latest redelivery) at an undisclosed rate.
(29)	Michigan is currently chartered until October 2025 (earliest redelivery) - December 2025 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until October 2027 (earliest redelivery) - December 2027 (latest redelivery) at an undisclosed rate.
(30)	Trader is currently chartered until October 2026 (earliest redelivery) - December 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until October 2028 (earliest redelivery) - December 2028 (latest redelivery) at an undisclosed rate.
(31)	Luebeck is currently chartered until April 2026 (earliest redelivery) - June 2026 (latest redelivery). Upon redelivery of the vessel from its current charterer, the vessel will commence a new charter with a leading liner company until April 2028 (earliest redelivery) - June 2028 (latest redelivery) at an undisclosed rate.
(32)	Based on the shipbuilding contract, subject to change.

(i)	Denotes vessels subject to a sale and leaseback transaction.

(*) Denotes charterer’s identity and/or daily charter rates and/or charter expiration dates, which are treated as confidential.

12

COSTAMARE INC.

Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2024	2025	2024	2025
	(Unaudited)		(Unaudited)
REVENUES:
Voyage revenue	$427,323	$428,078	$211,767	$210,898
Income from investments in leaseback vessels	11,419	12,682	6,161	6,997
Total revenues	$438,742	$440,760	$217,928	$217,895

EXPENSES:
Voyage expenses	(12,172)	(23,383)	(6,642)	(13,870)
Voyage expenses – related parties	(6,073)	(5,819)	(3,011)	(2,891)
Vessels’ operating expenses	(78,896)	(79,171)	(40,555)	(40,721)
General and administrative expenses	(7,017)	(7,240)	(4,080)	(3,036)
Management fees – related parties	(14,241)	(14,178)	(7,123)	(7,135)
General and administrative expenses – non-cash component	(4,156)	(2,835)	(2,458)	(1,363)
Amortization of dry-docking and special survey costs	(8,280)	(9,530)	(4,098)	(4,845)
Depreciation	(63,064)	(63,492)	(31,532)	(31,888)
Foreign exchange gains / (losses)	(2,700)	2,571	(392)	2,461
Operating income	$242,143	$237,683	$118,037	$114,607

OTHER INCOME / (EXPENSES):
Interest income	$16,546	$11,779	$8,666	$5,478
Interest and finance costs	(55,097)	(45,210)	(28,246)	(22,256)
Income / (Loss) from equity method investments	42	-	2	-
Other	1,249	27	796	(86)
Gain / (loss) on derivative instruments, net	(3,212)	13,767	(764)	8,379
Total other expenses, net	$(40,472)	$(19,637)	$(19,546)	$(8,485)
Net Income from continuing operations	$201,671	$218,046	$98,491	$106,122
Net Income / (Loss) from discontinued operations	3,876	(27,547)	4,384	(16,466)
Net Income	$205,547	$190,499	$102,875	$89,656

Earnings allocated to Preferred Stock	(13,278)	(10,402)	(5,597)	(5,288)
Deemed dividend to Series E Preferred Stock	(5,446)	-	(5,446)	-
Net Gain / (Loss) attributable to the non-controlling interest	(1,351)	(1,677)	(540)	(962)
Net Income available to common stockholders	$185,472	$178,420	$91,292	$83,406
Earnings per common share, basic and diluted - Total	$1.56	$1.49	$0.77	$0.69
Earnings per common share, basic and diluted – Continuing operations	$1.53	$1.71	$0.73	$0.83
Earnings / (losses) per common share, basic and diluted – Discontinued operations	$0.03	$(0.23)	$0.04	$(0.14)

Weighted average number of shares, basic and diluted	118,902,719	120,039,623	119,176,547	120,118,047

13

COSTAMARE INC.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)	As of December 31, 2024	As of June 30, 2025
ASSETS	(Unaudited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$656,880	$442,703
Restricted cash	17,203	20,523
Short-term investments	18,499	18,891
Investment in leaseback vessels, current	30,561	49,076
Net investment in sales type lease (Vessels), current	12,748	-
Accounts receivable	5,863	5,177
Inventories	13,156	14,132
Due from related parties	-	6,885
Fair value of derivatives	10,410	9,742
Insurance claims receivable	8,039	7,553
Time-charter assumed	195	164
Accrued charter revenue	11,929	9,262
Prepayments and other	16,823	34,817
Total current assets of continuing operations	802,306	618,925
Current assets of discontinued operations	237,910	-
Total current assets	$1,040,216	$618,925
FIXED ASSETS, NET:
Vessels, net	2,715,168	2,696,520
Fixed assets of discontinued operations	671,844	-
Total fixed assets, net	$3,387,012	$2,696,520
NON-CURRENT ASSETS:
Investment in leaseback vessels, non-current	$222,088	$305,230
Deferred charges, net	52,688	48,857
Finance leases, right-of-use assets (Vessels)	37,818	-
Net investment in sales type lease (Vessels), non-current	6,734	8,098
Accounts receivable, non-current	1,950	1,950
Due from related parties, non-current	1,125	1,125
Restricted cash	45,922	42,356
Fair value of derivatives, non-current	21,235	11,551
Accrued charter revenue, non-current	2,688	4,482
Time-charter assumed, non-current	74	7
Total non-current assets of continuing operations	392,322	423,656
Non-current assets of discontinued operations	329,137	-
Total assets	$5,148,687	$3,739,101
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$287,360	$282,229
Finance lease liability	23,877	-
Accounts payable	7,948	10,609
Due to related parties	1,514	5,354
Accrued liabilities	20,672	17,408
Unearned revenue	24,902	25,554
Fair value of derivatives	19,756	7,679
Other current liabilities	24,564	20,346
Total current liabilities of continuing operations	410,593	369,179
Current liabilities of discontinued operations	334,967	-
Total current liabilities	$745,560	$369,179
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,410,480	$1,306,520
Fair value of derivatives, net of current portion	-	157
Unearned revenue, net of current portion	14,620	12,018
Other non-current liabilities	11,099	32,107
Total non-current liabilities of continuing operations	1,436,199	1,350,802
Non-current liabilities of discontinued operations	398,322	-
Total non-current liabilities	$1,834,521	$1,350,802
COMMITMENTS AND CONTINGENCIES	-	-
Temporary equity – Redeemable non-controlling interest in subsidiary	$(2,453)	$-
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	13	13
Treasury stock	(120,095)	(120,095)
Additional paid-in capital	1,336,646	1,329,535
Retained earnings	1,279,605	731,120
Accumulated other comprehensive income	17,345	7,475
Total Costamare Inc. stockholders’ equity	$2,513,514	$1,948,048
Non-controlling interest	57,545	71,072
Total stockholders’ equity	2,571,059	2,019,120
Total liabilities and stockholders’ equity	$5,148,687	$3,739,101

14

Financial Summary – Continuing Operations

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Voyage revenue	$427,323	$428,078	$211,767	$210,898
Accrued charter revenue (1)	$317	$(1,763)	$(1,139)	$339
Amortization of time-charter assumed	$(131)	$33	$(169)	$49
Voyage revenue adjusted on a cash basis (2)	$427,509	$426,348	$210,459	$211,286
Income from investments in leaseback vessels	$11,419	$12,682	$6,161	$6,997

Adjusted Net Income available to common stockholders from Continuing operations (3)	$191,683	$192,814	$90,064	$92,510
Weighted Average number of shares	118,902,719	120,039,623	119,176,547	120,118,047
Adjusted Earnings per share from Continuing operations (3)	$1.61	$1.61	$0.76	$0.77

Net Income from Continuing operations	$201,671	$218,046	$98,491	$106,122
Net Income from Continuing operations available to common stockholders	$181,672	$205,754	$87,127	$99,634
Weighted Average number of shares	118,902,719	120,039,623	119,176,547	120,118,047
Earnings per share from Continuing operations	$1.53	$1.71	$0.73	$0.83

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements of our fleet are described in the notes to the “Fleet List” table above.

(3) Adjusted Net Income from Continuing operations available to common stockholders and Adjusted Earnings per Share from Continuing operations are non-GAAP measures. Refer to the reconciliation of Net Income from Continuing operations to Adjusted Net Income from Continuing operations and Adjusted Earnings per Share from Continuing operations.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and the six-month periods ended June 30, 2025 and 2024. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income from Continuing operations available to common stockholders and (iii) Adjusted Earnings per Share from Continuing operations.

15

Reconciliation of Net Income from Continuing Operations to Adjusted Net Income from Continuing Operations available to common stockholders and Adjusted Earnings per Share from Continuing Operations

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2024	2025	2024	2025

Net Income from Continuing operations	$201,671	$218,046	$98,491	$106,122
Earnings allocated to Preferred Stock	(13,028)	(10,402)	(5,358)	(5,288)
Deemed dividend of Series E Preferred Stock	(5,343)	-	(5,214)	-
Non-Controlling Interest	(1,628)	(1,890)	(792)	(1,200)
Net Income from Continuing operations available to common stockholders	181,672	205,754	87,127	99,634
Accrued charter revenue	317	(1,763)	(1,139)	339
General and administrative expenses - non-cash component	4,156	2,835	2,458	1,363
Amortization of time-charter assumed	(131)	33	(169)	49
Realized gain on Euro/USD forward contracts	(488)	(278)	(49)	(496)
(Gain) / Loss on derivative instruments, excluding realized (gain) / loss on derivative instruments (1)	3,212	(13,767)	764	(8,379)
Other non-cash items	2,945	-	1,072	-
Adjusted Net Income from Continuing operations available to common stockholders	$191,683	$192,814	$90,064	$92,510
Adjusted Earnings per Share from Continuing operations	$1.61	$1.61	$0.76	$0.77
Weighted average number of shares	118,902,719	120,039,623	119,176,547	120,118,047

Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations represent Net Income from continuing operations after earnings from continuing operations allocated to preferred stock, deemed dividend allocated to continuing operations of Series E Preferred Stock and Non-Controlling Interest, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time-charter assumed, realized gain on Euro/USD forward contracts, general and administrative expenses - non-cash component, (gain)/loss on derivative instruments, excluding realized (gain)/loss on derivative instruments and other non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations generally eliminates the accounting effects of certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income from continuing operations available to common stockholders and Adjusted Earnings per Share from continuing operations should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1)	Items to consider for comparability include gains and charges. Gains positively impacting Net Income from continuing operations available to common stockholders are reflected as deductions to Adjusted Net Income from continuing operations available to common stockholders. Charges negatively impacting Net Income from continuing operations available to common stockholders are reflected as increases to Adjusted Net Income from continuing operations available to common stockholders.

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